Filed by Cell Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Cell Therapeutics, Inc.

Commission File No.: 001-12465

The following press release was issued by Cell Therapeutics, Inc. on December 12, 2003.

Cell Therapeutics, Inc. Announces Borsa Italiana Approval of Listing of Shares on Nuovo Mercato

December 12, 2003 Seattle—Cell Therapeutics, Inc. (CTI) (Nasdaq: CTIC) today announced that Borsa Italiana S.p.A. has approved CTI’s common stock for listing on the Nuovo Mercato in Italy. The listing of CTI’s common stock on the Nuovo Mercato remains subject to the Commissione Nazionale per le Societa e la Borsa approving the publication by CTI of a listing prospectus relating to CTI’s common stock, as well as CTI completing its proposed merger with Novuspharma S.p.A. (Novuspharma), a Bresso (Milan), Italy-based public biopharmaceutical company that is developing Pixantrone, a potentially less cardiotoxic, more active anthracycline in phase III clinical trial for lymphoma.

The transaction, which was first announced on June 17, 2003, is expected to close late in the fourth quarter of 2003 or early in the first quarter of 2004. As consideration for the transaction, CTI will issue approximately 16 million shares of its common stock, based on the number of Novuspharma ordinary shares outstanding as of June 16, 2003.

About Novuspharma S.p.A.

Novuspharma S.p.A. is a biopharmaceutical company that leverages its expertise in the field of oncology to discover and develop innovative new treatments for cancer. The Company is traded on the Nuovo Mercato of the Borsa Italiana. Based in Bresso (Milan), Italy, Novuspharma was established in 1998 following the merger of Boehringer Mannheim and Hoffmann-La Roche to exploit the research and development team’s expertise in the field of cancer research. The Company has a broad and diverse product portfolio and a rich research pipeline including new generations of existing therapies and completely novel classes of pharmaceutical agents. For additional information, please visit www.novuspharma.com.

About Cell Therapeutics, Inc.

Based in Seattle, CTI is a biopharmaceutical company committed to developing an integrated portfolio of oncology products aimed at making cancer more treatable. For additional information, please visit www.cticseattle.com.

For further information please contact:

Investors Cell Therapeutics, Inc. Leah Grant T: 206.282.7100 F: 206.272.4010 E: invest@ctiseattle.com www.cticseattle.com/investors.htm	Media Cell Therapeutics, Inc. Candice Douglass T: 206.272.4472 F: 206.272.4010 E: media@ctiseattle.com www.cticseattle.com/media.htm

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release include statements about the proposed CTI/Novuspharma merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies fails to satisfy conditions to closing, the transaction will not be consummated. In any forward-looking statement in which CTI expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that CTI and Novuspharma will not satisfy the conditions to completing the merger; costs related to the proposed merger; and other economic, business, competitive, and/or regulatory factors affecting CTI’s and Novuspharma’s businesses generally, including those set forth in CTI’s filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year and its most recent Quarterly Report on Form 10-Q, especially in the “Factors Affecting Our Operating Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K. CTI is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.